SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155 Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated April 14, 2003, regarding the issuance of the 27th Issuance of the Second Program of Telefónica del Perú Commercial Paper, Series E and F, and the 9th Issuance of the Second Program of Telefónica del Perú Commercial Bonds.

2.	Free translation of a letter to CONASEV dated April 16, 2003, regarding the partial prepayment of a loan to Telefónica Internacional, S.A.

Item 1.

TRANSLATION

April 14, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the following issuances:

•	Result of the second primary public offering of the 27th Issuance of the Second Program of Commercial Paper, which took place on Friday, April 11, and was registered in the Capital Markets Public Records automatically:

Series	Term	Amount S/.	Date of Issuance	Date of Maturity

E	270	10,000,000	4/14/2003	1/9/2004
F	360	40,000,000	4/14/2003	04/8/2004

There is a pending balance to be issued up to S/.20,000,000.

•	Result of the 9th Issuance of the Second Program of Telefonica del Perú Commercial Bonds registered in the Capital Markets Public Records by automatic inscription on April 9, 2003, that took place on Friday, April 11:

Amount:	US$ 21,000,000

Date of issue:	April 14, 2003

Date of redemption:	January 14, 2005; the entire balance will be redeemed at the maturity date.

Nominal interest rate:	2.4375%

Coupon:	Quaterly

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 2.

TRANSLATION

April 16, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:	Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S:A.A. informs you that as of today we have made a partial prepayment of our loan from Telefónica Internacional S.A. denominated, for an amount totaling ¥4,800,000.00.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

2.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: April 23, 2003	By:	/s/ JULIA MARÍA MORALES VALENTÍN
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.